S A M E X M I N I N G C O R P.

BC FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

SAMEX Mining Corp.

#301 32920 Ventura Avenue

Abbotsford, BC V2S 6J3

Telephone: (604) 870-9920 Toll Free: 800 828-1488 Fax: (604) 870-9930

Item 2: Date of Material Change

May 30, 2013

Item 3: News Release

A news release regarding the material change was issued by SAMEX Mining Corp., in Abbotsford, BC on May 30, 2013 and was disseminated through the wire services of Marketwired.

Item 4: Summary of Material Change

SAMEX MAKES MULTIPLE COPPER-GOLD-SILVER INTERCEPTS & FURTHER DEFINES TARGET AT EL GRINGO

SAMEX Mining Corp. continues to advance its exploration at the El Gringo copper-gold-silver prospect, located within its 100% owned Los Zorros district in Chile. The company recently received back numerous lab assays which have given the geological team a wealth of knowledge regarding the prospect. Highlighted immediately below are the notable copper-gold-silver intercepts from the latest round of drilling:

El Gringo Table 1 - Notable Intercepts
Diamond Drill Hole	Final Depth	From (m)	To (m)	Intercept (m)	Copper (%)	Gold (g/t)	Silver (g/t)
EG-13-003	111.20	69	83	14	1.46	.30	9.94
EG-13-011	214.90	147	158	11.40		.26	19.92
EG-13-023	400.90	356	367	11.11		.57	29.06

Item 5: Full Description of Material Change

SAMEX MAKES MULTIPLE COPPER-GOLD-SILVER INTERCEPTS & FURTHER DEFINES TARGET AT EL GRINGO

SAMEX Mining Corp. continues to advance its exploration at the El Gringo copper-gold-silver prospect, located within its 100% owned Los Zorros district in Chile. The company recently received back numerous lab assays which have given the geological team a wealth of knowledge regarding the prospect. Highlighted immediately below are the notable copper-gold-silver intercepts from the latest round of drilling:

El Gringo Table 1 - Notable Intercepts
Diamond Drill Hole	Final Depth	From (m)	To (m)	Intercept (m)	Copper (%)	Gold (g/t)	Silver (g/t)
EG-13-003	111.20	69	83	14	1.46	.30	9.94
EG-13-011	214.90	147	158	11.40		.26	19.92
EG-13-023	400.90	356	367	11.11		.57	29.06

“It is our opinion that these copper-gold-silver intercepts represent fingers of a very complex porphyry system with multiple mineralized events intersecting. We are methodically evaluating and following up on all this data with the goal of locating the main source of this strong mineralization,” notes Juan Carlos Toro Taylor, Chief Geologist of SAMEX Mining Corp.

Drilling at El Gringo has totaled roughly 3,000 meters to date. Copper, gold, and silver mineralization is known to occur within the leaching, mixed, and primary zones. The observed mineralization is very complex, as different types are present and not confined to any specific domain or host rock.

Please refer to the “Coreshack” section of our website at www.samex.com for the latest maps, drill result data, and images associated with this press release.

Assays from multiple holes are still pending and will be announced in due course.

Item 6: Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being made on a confidential basis.

Item 7: Omitted Information

There is no omitted information.

Item 8: Executive Officer

To facilitate any necessary follow-up by the Commission, please contact Sasan Sadeghpour, Director, Chairman and Interim CEO of the Issuer at (713) 956-5200, extension 102, who is knowledgeable about the material change.

Item 9: Date of Report

Dated at Houston, Texas, the 30th day of May, 2013.

“Sasan Sadeghpour”
Director, Chairman
and Interim CEO